Exhibit 11

AMENDMENT TO SUPPORT AGREEMENT

THIS AGREEMENT made the 18th day of June, 2000.

BETWEEN:

BCE INC., a company existing under the laws of Canada, (hereinafter called "BCE"),
OF THE FIRST PART,
- and -
TELEGLOBE INC., a company existing under the laws of Canada, (hereinafter called the "Company"),
OF THE SECOND PART

          WHEREAS BCE and the Company entered into a Support Agreement made the 15th day of February, 2000 (the "Original Support Agreement") providing for the terms and conditions on which BCE agreed to acquire (the "Acquisition") all of the Common Shares of the Company not already owned by it or its affiliates;

          WHEREAS the parties hereto wish to amend the Original Support Agreement by entering into this Agreement (this "Agreement", the Original Support Agreement as amended by this Agreement being herein collectively called the "Support Agreement");

          WHEREAS all capitalized terms used herein which are not herein expressly defined shall have the respective meanings attributed to them in the Original Support Agreement;

         WHEREAS contemporaneously with the signature of the Original Support Agreement, the resignation and appointments contemplated by Section 1.4(a) of the Original Support Agreement occurred;

          WHEREAS BCE intends, in all matters relating to the Support Agreement and/or the Offer (all references to the "Offer" or the "Alternative Offer" herein and in the Original Support Agreement to mean the Offer or the Alternative Offer, as the case may be, contemplated by the Original Support Agreement as amended by this Agreement), the Alternative Plan of Arrangement (as hereinafter defined) and/or the Alternative Offer to accept the business and affairs of the Company on an "as is, where is" basis;

          WHEREAS The parties have determined that the Plan of Arrangement cannot be effected on a Tax Deferred Basis for U.S. Income tax purposes as provided in Schedule C to the Original Support Agreement;

          WHEREAS the parties intend to effect the Offer through an Alternative Plan of Arrangement under Section 192 of the Canada Business Corporations Act, such Alternative Plan of Arrangement being more fully described in Schedule 1 hereto (the "Alternative Plan of Arrangement");

          WHEREAS the parties wish to amend the Share Exchange Ratio which will apply to the Offer (including the Alternative Plan of Arrangement) and to amend the Alternative Share Exchange Ratio which will apply to any Alternative Offer; and

          WHEREAS the Lock-Up Agreements remain in full force and effect and, to the extent necessary, have been amended in such manner that they are fully consistent with the provisions of the Support Agreement and BCE confirms that it has provided the Company with the letter agreement dated the date hereof which it has entered into with the Locked-Up Shareholders.

          NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby by each party, the parties hereto hereby covenant and agree as follows:

I.  ARTICLE 1
AMENDMENTS TO ORIGINAL SUPPORT AGREEMENT

The Original Support Agreement is hereby amended as follows:

1.1     BCE and the Company agree that the Offer will be effected by way of the Alternative Plan of Arrangement, as more fully described in Schedule 1 hereto, subject, if applicable, to the provisions concerning an Alternative Offer set forth under the heading "Alternative Offer" set forth in Schedule C to the Original Support Agreement (except for paragraphs (a)(i) and (e)(iii) under such heading). All provisions in the Original Support Agreement, including, without limitation, Section 1.1 thereof and Schedule C thereof, inconsistent with this Section 1.1 or Schedule 1 hereto are hereby rendered inoperative. All references in the Original Support Agreement to the Share Exchange Ratio (and to the Alternative Share Exchange Ration in Schedule C thereof), and all described methods of calculation of either of such ratios shall not apply. Instead, it is agreed that the Share Exchange Ratio ad the Alternative Share Exchange Ratio shall be that portion of a BCE Share per Common Share determined in accordance with the following formula: [(BCEWATP1 x 0.91) - $0.10] ÷ BCEWATP, and the consideration shall include $0.10 in cash.

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1  BCEWATP means the BCE Weighted Average Trading Price as defined in the Original Support Agreement, except that in the content of the Alternative Plan of Arrangement, the ten trading days shall end on the fifth business day preceding the effective date of the Alternative Plan of Arrangement.

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1.2     Each holder of Common Shares will be entitled to elect to receive, for each Common Share acquired by BCE, cash (in lieu of a portion of a BCE Share) in an amount of up to 20% of the consideration payable under Section 1.1 above for each such Common Share (including the $0.10 specified in Section 1.1 above) based on the BCEWATP, which maximum amount of cash consideration per Common Share shall be equal to the product obtained by multiplying (i) 0.91 by (ii) 0.20 by (iii) BCEWATP, and subtracting $0.10 from such product. For greater certainty, if no such election is made, the shareholder shall receive the consideration specified in Section 1.1 for all of its Common Shares.

1.3     Article 3 of the Original Support Agreement is deleted, save for Section 3.1, 3.5 and 3.15.

1.4     Section 4.1(a) thereof is deleted.

1.5     Section 5.5 thereof is deleted.

1.6     Section 5.7 thereof is amended by deleting the last sentence and replacing it by the following: "BCE shall, and shall cause the Company (or its successor), to indemnify the directors and officers of the Company against any losses, claims, damages, or liabilities to which they may become subject as a result of the Support Agreement or the transactions contemplated thereby, and will reimburse the directors and officers of the Company for any and all expenses reasonably incurred by them in connection with Investigating or defending any action or claim (including legal counsel, out-of-pocket expenses and the reasonable value of their time). Such indemnity shall be to the fullest extent to which BCE and the Company are permitted to indemnify such officers and directors under applicable law and shall survive the termination of this Agreement.".

1.7     Section 5.8(c) thereof is deleted and replaced by the following: "If any Alternative Transaction involves a meeting or meetings of securityholders of the Company, the Company shall, and BCE shall use its best efforts to assist the Company to, (i) convene a meeting on or before October 23, 2000 but not earlier than October 5, 2000, subject to extension as the Company may agree, acting reasonably, (which extension shall occur in the event SEC review has not been completed) and (ii) prepare a proxy circular, inform and substance acceptable to BCE, acting reasonably, seeking approval of any such Alternative Transaction and mail such circular to such security holders not later than September 18, 2000, subject to extension as agreed to by the Company, acting reasonably.".

1.8     Subsections 6.1(b), (e) and (g) thereof are deleted, except that for purposes of Section 5.3, no break-up fee shall be payable by the Company in the circumstances contemplated thereby if there shall have occurred any change that has a BCE Material Adverse Effect.

1.9     Section 7.3 thereof is amended to delete the reference to Stikeman Elliott and replace it with a reference to Goodman Phillips & Vineberg, 1501 McGill College Avenue, 26th Floor, Montreal, Quebec H3A 3N9, Attention: Maryse Bertrand (Telephone: 514-841-6460; Fax: 514-841-6499).

1.10     Schedule A to the Original Support Agreement is amended by deleting paragraph (a) and replacing it with the following: "(a) all requisite regulatory approvals, reviews or decisions (including, without limitation, those of any stock exchanges or securities or other regulatory authorities) to the consummation of the Acquisition shall have been obtained or concluded on terms satisfactory to BCE, acting reasonably, except where the failure to obtain the same would not have a material adverse effect on the business, operations (including results from operations), prospects, assets, properties or condition (financial or otherwise) of BCE, the Company and their respective subsidiaries taken as a whole.".

1.11     Schedule A of the Original Support Agreement is further amended by deleting paragraphs (d) and (f) to (h), and by deleting the last sentence of Schedule A.

II.  ARTICLE 2
CONFIRMATIONS AND AGREEMENTS

2.1     BCE and the Company agree that the Offer contemplated by the Original Support Agreement will be effected by way of the Alternative Plan of Arrangement, as more fully described in Schedule 1 hereto, the whole subject to the provisions concerning an Alternative Offer, if applicable, as described in Section 1.1 hereof.

2.2     BCE agrees that the representations and warranties of the Company in Sections 1.2(a) and 1.2(b) of the Original Support Agreement shall apply only to the Offer as contemplated by this Agreement.

2.3     The reference to the Lock-up Agreements in Section 2.6 of the Original Support Agreement shall henceforth refer to the Lock-up Agreements as they have been amended as contemplated by the preamble hereof.

2.4     BCE and the Company agree that all of the representations and warranties set forth in Article 3 of the Original Support Agreement (except for those contained in Section 3.1, 3.5 and 3.15) are deleted for all purposes, and shall no longer be applicable. BCE agrees that such deletions do not constitute an admission by the Company that such representations and warranties were not accurate and complete. BCE hereby waives and releases any claim that there has been any breach of the Original Support Agreement by the Company (including representations and warranties and covenants).

2.5     The Company confirms that the fairness opinion referred to in Section 3.15 of the Original Support Agreement has been supplemented to reflect the consideration to be received in the Alternative Plan of Arrangement as contemplated by this Agreement.

2.6     BCE confirms that no provision of this Agreement, including, without limitation, any event or discussion with the Company or its representative which occurred subsequent to the signature of the Original Support Agreement and prior to the signature of this Agreement, constitutes a circumstance or event contemplated by Section 5.3(a) of the Original Support Agreement.

2.7     BCE confirms to the Company that since the signature of the Original Support Agreement, BCE has had the full opportunity to make such investigations with respect to the Company as it deems necessary and to become familiar with the business and affairs of the Company and that BCE is fully aware of same. Notwithstanding anything to the contrary contained in this Agreement or in the Original Support Agreement, BCE hereby agrees with the Company that BCE will, in all matters relating to the Support Agreement, the Offer, the Alternative Plan of Arrangement and/or the Alternative Offer, accept the business and affairs of the Company (including, without limitation, all financial and fiscal matters relating thereto, whether or not publicly disclosed) on an "as is, where is" basis, subject to Schedule A as amended in this Agreement.

2.8     BCE and the Company acknowledge that time is of the essence of the Support Agreement, that BCE has completed its due diligence with respect to the Company to BCE's satisfaction and that BCE and the Company will use their respective best efforts to realize the Alternative Plan of Arrangement in accordance with the provisions of the Support Agreement and in accordance with the timetable annexed as Schedule 2 hereto.

2.9     BCE agrees to confirm its irrevocable support to complete the Acquisition, pursuant to the terms of the Support Agreement, to the Company's bankers in a letter in the form attached as Schedule 3 hereto or such other form as may be requested by the Company's bankers, and to deliver such letter to such bankers upon request by the Company.

2.10     BCE agrees irrevocably to provide any financial assistance required by the Company on or prior to the Closing of the Acquisition with respect to all of the Company's spending needs or to agree to reduce such needs upon the reasonable request of the board of directors of the Company (whether or not the BCE nominees to the Board of Directors have voted against the making of such request). For greater certainty, any breach of the Company's covenants under its existing debt obligations shall not entitle BCE to terminate the Support Agreement.

2.11     In consideration for the execution of this Agreement, BCE agrees to contribute US $100 million within three (3) business days of the execution of this Agreement by way of preferred shares, equity or, to the extent permissible under the Company's debt instruments, by way of convertible debt maturing after the consummation of the Acquisition, on terms to be agreed upon in good faith by the Company and BCE.

2.12     BCE agrees to co-operate with the Company regarding the matters referred to in Article 4 of the Original Support Agreement and not to unreasonably withhold its consent to the taking of any action contemplated thereby.

III.  ARTICLE 3
GENERAL PROVISIONS

3.1     Section 7.7 of the Original Support Agreement is hereby amended to include, as part of the Original Support Agreement, this Agreement.

3.2     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. The preamble hereof and the schedules hereto and all definitions therein contained shall form an integral part hereof.

3.3     The parties hereto have expressly requested that this Agreement be drafted in the English language. Les parties á la présente ont expressément demandé que cette entente soit rédigée dans la langue anglaise.

     IN WITNESS WHEREOF, the parties have executed this Agreement.

BCE INC.

Per: /S/ MARTINE TURCOTTE _________________________________ Chief Legal Officer

TELEGLOBE INC.

Per: /S/ _________________________________ Chief Legal Officer

Schedule 1   Offer by way of Alternative Plan of Arrangement

Schedule 2   Timetable

Schedule 3   Letter from BCE to the Company's bankers

Schedule 1

Alternative Plan of Arrangement

Proposed Steps

Pursuant to the Alternative Plan of Arrangement, the following steps would be undertaken:

1.	All outstanding common shares (other than common shares owned by Bell Canada) would be exchanged for BCE Shares at the Share Exchange Ration.
2.	The Holdco Election would be available to Canadian Shareholders of the Company.
3.

If requested by BCE, the share capital of the Company will be reorganized so that, following such reorganization, Bell Canada and its subsidiaries will hold less than 20% of the voting rights attaching to shares of the Company.

4.	The restrictions in the Articles of the Company relating to termination of its directors will be removed.
5.	The unexercised options to purchase Common Shares of the Company shall be exchanged for options to purchase BCE Common Shares upon the same basis as the Share Exchange Ratio.

Shareholder Votes and Miscellaneous

1.

A special meeting of the holders of common shares will be held to vote on the Alternative Plan of Arrangement. Subject to the terms and conditions of this Agreement, it is understood by the Company that each Seller (as defined in the Lock-up Agreements) will agree (i) to vote in favor of the Alternative Plan of Arrangement; (ii) to deliver to BCE no later than en (10) days prior to the date of the meeting a duly executed proxy, which proxy shall be irrevocable, in favor of BCE voting in favor of the Alternative Plan of Arrangement; and (iii) not to exercise any rights of dissent provided under Section 190 of the CBCA in connection with the Alternative Plan of Arrangement.

2.

The Interim Order obtained from the Court would provided that in order for the Alternative Plan of Arrangement to proceed, the Alternative Plan of Arrangement must (i) be approved by two-thirds (2/3) of the votes cast by the holders of common shares present or represented by proxy at the special meeting, including common shares held by BCE and its affiliates; and (ii) receive minority approval as required by relevant Canadian securities rules or policies.

3.	The provisions of paragraphs (d) and (h) under the heading Alternative Offer in Schedule C of the Original Support Agreement shall also apply to the Alternative Plan of Arrangement.

Court Approval

The Alternative Plan of Arrangement would be implemented following the grant by the Court of a Final Order under Section 192 of the CBCA.

Alternative Offer

All provisions of Schedule C regarding the Alternative Offer, as modified by this Agreement shall be applicable to a failure to realize the Alternative Plan of Arrangement (with the exception of paragraphs (a)(i) and (e)(iii)).

Additional Condition

The Alternative Plan of Arrangement shall also be subject to the satisfaction of the following condition: shareholders holding in excess of 5% of the number of Common Shares outstanding immediately prior to the Shareholders' Meeting shall not have exercised dissent rights at or prior to the Shareholders' Meeting in which case BCE shall proceed with the Alternative Offer within 15 days.

Fractional Shares

No certificates or script representing fractional BCE Shares will be used in connection with either the Alternative Plan of Arrangement or the Alternative Offer and no dividend, stock split, or other change in the capital structure of BCE shall relate to any such fractional security and such fractional interest shall not entitle the owner thereof to vote or to exercise any rights as a security holder of BCE. In lieu of such fractional securities, the shareholder otherwise entitled thereto shall receive a cash payment equal to the amount obtained by multiplying the fraction of a BCE Share otherwise issuable by the BCE Weighted Average Trading Price.

Schedule 2

1.	July 31, 2000	Filing of Circular with SEC
2.	August 31, 2000	All regulatory approvals obtained and SEC comments received
3.	September 31, 2000	Mailing date of Circular to shareholders
4.	October 23, 2000	Shareholders' Meeting of the Company
5.	October 24, 2000	Approval of Arrangement by Court

Schedule 3

Letter from BCE to the Company's bankers

Re: Support Agreement dated February 15, 2000
between BCE Inc. and Teleglobe Inc.,
as amended by the parties on June 18, 2000
(the "Support Agreement")

Dear Sirs:

          Reference is made to the Support Agreement, a true copy of which has been furnished to you. All capitalized terms used herein which are not herein defined shall have the respective meanings attributed to them in the Support Agreement.

          We hereby confirm to you our irrevocable undertaking to complete the Acquisition pursuant to the terms of the Support Agreement.

          This letter constitutes our legally binding assurance to you of the foregoing.

BCE, INC.

Per:  ________________________